Exhibit 99.1

SUBSCRIPTION AGREEMENT FOR SERIES 1 PREFERRED SHARES OF HEXO CORP.

INSTRUCTIONS: To properly complete this Subscription Agreement:

1	All subscribers must complete all boxes on these two face pages.

2	All persons subscribing as an accredited investor must complete and sign Exhibit 1 and Appendix A to Exhibit 1.

3	All non-Canadian subscribers must complete and sign Exhibit 2.

TO:	HEXO Corp. (the “Corporation”)

The undersigned (hereinafter referred to as the “Subscriber”) hereby subscribes for and agrees to purchase Series 1 Preferred Shares in the capital of the Corporation (the “Preferred Shares”) in two tranches and for the subscription prices set forth below (the Subscription Price Tranche 1 and Subscription Price Tranche 2, described below, collectively referred to as the “Aggregate Subscription Price”), representing a subscription price of US$1.00 per Preferred Share in each case, upon and subject to the terms and conditions set forth in “Terms and Conditions of Subscription for Series 1 Preferred Shares of Hexo Corp.” attached hereto (together with the face pages and the attached exhibits, the “Subscription Agreement”).

BPY LIMITED		Number of Preferred Shares Tranche 1: 11,500,000
(Name of Subscriber - please print)		Number of Preferred Shares Tranche 2: 13,500,000
By:	(signed) Jason Jagessar
(Authorized Signature)

Director (Official Capacity or Title - please print)		Subscription Price Tranche 1: US$11,500,000 Subscription Price Tranche 2: US$13,500,000

Jason Jagessar

(Please print name of individual whose signature appears above if different than the name of the Subscriber printed above.)

Wessex House 3rd Floor

(Subscriber’s Address)

45 Reid Street, Hamilton

c/o Murchinson Ltd 416-845-0666

HM 12, Bermuda

(Telephone Number)

c/o ml@murchinsonltd.com

(E-Mail Address)

Disclosed Beneficial Purchaser Information:

If the Subscriber is signing as agent for a principal pursuant to paragraph 3(g)(i) (the “Disclosed Beneficial Purchaser”), complete the following and ensure that Appendix A to Exhibit 1 is completed on behalf of such Disclosed Beneficial Purchaser:

(Name of Disclosed Beneficial Purchaser)

(Disclosed Beneficial Purchaser’s Residential Address, Telephone Number and E-mail Address)

Register the Preferred Shares as set forth below:		Deliver the Preferred Shares as set forth below:

BPY Limited (Name) (Account reference, if applicable) Wessex House 3rd Floor, 45 Reid Street (Address) Hamilton, HM 12, Bermuda		BPY Limited (Name) (Account reference, if applicable) Elliot Davis (Contact Name) 145 Adelaide St West (Address) Toronto, Ontario, Canada, M5H 4E5

(SUBSCRIBERS MUST ALSO COMPLETE THE SECOND FACE PAGE)

Subscriber’s Present Holdings:

The Subscriber represents that securities of the Corporation presently owned (beneficially, directly or indirectly) by the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) or over which the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) exercises control or direction, are as follows (please indicate “nil” if you (or the Disclosed Beneficial Purchaser, if applicable) do not currently own or control any securities of the Corporation):

Type of Securities Presently Owned	Number or Amount

Warrant - CUSIP 428304182, ISIN CA4283041826	847,457

Warrant - CUSIP 428304190, ISIN CA4283041909	2,400,000.00

The Subscriber represents that the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) is ☐ or is not ☒ (check one) an insider of the Corporation (as defined in Exhibit 1).

The Subscriber represents that the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) is ☐ or is not ☒ (check one) a promoter of the Corporation (as defined in Exhibit 1).

The Subscriber represents that the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) is ☐ or is not ☒ (check one) a registrant (as defined in Exhibit 1).

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

June 1, 2023.

HEXO CORP.

By:	(signed) Rob Godfrey

TERMS AND CONDITIONS OF SUBSCRIPTION FOR SERIES 1 PREFERRED SHARES OF HEXO CORP.

Terms of the Offering

1

The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is subject to rejection, acceptance or allotment by the Corporation in whole or in part.

2

The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that the Series 1 Preferred Shares subscribed for by it in two separate tranches hereunder, namely 11,500,000 Series 1 Preferred Shares (the “Tranche 1 Subscription”) and, subject to the conditions as set out herein, 13,500,000 Series 1 Preferred Shares (the “Tranche 2 Subscription”) (collectively, the “Preferred Shares”) comprise the entire issuance and sale by the Corporation of up to 25,000,000 Preferred Shares (the “Offering”). The share provisions attached hereto as Exhibit 3 set out the terms and conditions of the Preferred Shares.

Representations, Warranties and Covenants of the Corporation

3	The Corporation represents and warrants to the Subscriber that at each of the Tranche 1 Closing Time and the Tranche 2 Closing Time (as defined herein):

(a)

the Corporation is a corporation incorporated, organized and existing under the laws Ontario and has the corporate power and authority to enter into and perform its obligations under this Subscription Agreement and the Escrow Agreement (as defined below);

(b)	the execution, delivery and performance by the Corporation of this Subscription Agreement and the Escrow Agreement:

(i)	have been duly authorized by all necessary corporate action on the part of the Corporation; and

(ii)

do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders;

(c)

the execution, delivery and performance by the Corporation of this Subscription Agreement and the Escrow Agreement do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(i)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any authorization held by the Corporation;

(ii)	result in a breach or a violation of, or conflict with, any judgement, judicial order or decree of any governmental authority; or

(iii)	result in a breach or a violation of, or conflict with, any law applicable to the Corporation.

(d)

this Subscription Agreement and the Escrow Agreement have been (or will be) duly executed and delivered by the Corporation and constitute (or will constitute) legal, valid and binding obligations of the Corporation, enforceable against it in accordance with their respective terms;

(e)	immediately prior to:

(i)

the Tranche 1 Closing Time, the authorized capital of the Corporation shall consist of an unlimited number of common shares, an unlimited number of special shares issuable in series (including an unlimited number of Preferred Shares), of which nil special shares and nil Preferred Shares are issued and outstanding and 43,996,355 common shares have been duly issued and are outstanding as fully paid and non-assessable;

(ii)

the Tranche 2 Closing Time, the authorized capital of the Corporation shall consist of an unlimited number of common shares, an unlimited number of special shares issuable in series, and an unlimited number of Preferred Shares, of which nil special shares are issued and outstanding and 43,996,355 common shares and 11,500,000 Preferred Shares have been duly issued and are outstanding as fully paid and non-assessable;

(f)

the Preferred Shares are duly authorized and, when issued and paid for in accordance with this Subscription Agreement, will be duly and validly issued, fully paid, and non-assessable, free and clear of any lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction imposed by the Corporation. Assuming the accuracy of the representations and warranties of the Subscriber in Section 4 of this Subscription Agreement, the Preferred Shares will be issued in compliance with applicable securities laws.

Representations, Warranties and Covenants of the Subscriber

4

The Subscriber on its own behalf and, if applicable, on behalf of the Disclosed Beneficial Purchaser for whom it is contracting represents, warrants and covenants to the Corporation (and acknowledges that the Corporation is relying thereon) at each of the Tranche 1 Closing Time and the Tranche 2 Closing Time:

(a)

it has been independently advised as to restrictions with respect to trading in the Preferred Shares imposed by applicable securities laws, confirms that no representation (written or oral) has been made to it by or on behalf of the Corporation with respect hereto, acknowledges that it is aware of the characteristics of the Preferred Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Preferred Shares except in accordance with limited exemptions under applicable securities laws and regulatory policy until expiry of the applicable restricted period and compliance with the other requirements of applicable law and it agrees that, in addition to any further legend which may be required by the Toronto Stock Exchange or the Nasdaq, any certificates representing the Preferred Shares are to bear the following legend indicating that the resale of such securities is restricted:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [Insert date that is 4 months and a day after expected Closing Date].”

and the subscriber further acknowledges that it has been advised to consult its own legal counsel in its jurisdiction of residence for full particulars of the resale restrictions applicable to it and that in the event that no physical certificates representing the Preferred Shares are provided to the Subscriber, the above constitutes written notice pursuant to, and as required by, Section 2.5(2)(3.1) of National Instrument 45-102 Resale of Securities;

(b)

it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Preferred Shares;

(c)

it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display and the internet) with respect to the distribution of the Preferred Shares;

(d)

it understands that the Preferred Shares are being offered for sale only on a “private placement” basis and that the sale and delivery of the Preferred Shares is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or delivery of an offering memorandum or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivery of an offering memorandum and, as a consequence (i) the Subscriber may be restricted from using most of the protections, rights and remedies, available under securities legislation, (ii) the Subscriber may not receive information that would otherwise be required to be provided to it under securities legislation, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under securities legislation;

(e)

it understands that it will not have the right to vote at the special meeting of the Corporation’s shareholders on the pending arrangement pursuant to the arrangement agreement dated April 10, 2023 between the Corporation and Tilray Brands, Inc. (the “Pending Arrangement”), nor to exercise any dissent rights with respect to the Pending Arrangement;

(f)

if the Subscriber is not purchasing under subsection 4(h), it is purchasing the Preferred Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Preferred Shares, and it is resident in the jurisdiction set out as the “Subscriber’s Address” on the face page hereof and the Subscriber fully complies with one or more of the criteria set out below:

(i)

it is an “accredited investor”, as such term is defined in National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, where applicable, section 73.3 (1) of the Securities Act (Ontario), it was not created and is not being used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106 and has concurrently executed and delivered a Representation Letter in the form attached to this Subscription Agreement as Exhibit 1 and specifically represents and warrants that one or more of the categories set forth in Appendix A to Exhibit 1 attached to the Representation Letter correctly, and in all respects, describes the Subscriber, and will describe the Subscriber as at the as at Tranche 1 Closing Date or the Tranche 2 Closing Date, as applicable, and the Subscriber has so indicated by initialling next to the category in such Appendix A which so describes it; or

(ii)

the Subscriber is not an individual and the aggregate acquisition cost of the Preferred Shares to the Subscriber is not less than $150,000 and it was not created and is not being used solely to purchase or hold securities in reliance on the prospectus exemption set out in section 2.10 of NI 45-106;

(g)

the Subscriber understands that the Corporation (A) must take reasonable steps to verify that the Subscriber meets the conditions of the accredited investor exemption; (B) may need to request additional information and documentation from the Subscriber in connection with such verification; and (C) will retain such information and documentation for a period of eight years following the applicable Closing Date;

(h)

if the Subscriber is not purchasing as principal, it is duly authorized to enter into this Subscription Agreement and to execute and deliver all documentation in connection with the purchase on behalf of each beneficial purchaser, each of whom is purchasing as principal for its own account, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Preferred Shares, it acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities the identity of each beneficial purchaser of Preferred Shares for whom it may be acting, and it and each beneficial purchaser is resident in the jurisdiction set out as the “Subscriber’s Address” or the “Disclosed Beneficial Purchaser’s Residential Address”, as applicable, and the Subscriber is either:

(i)

acting as agent for a Disclosed Beneficial Purchaser, who is disclosed on the face page of this Subscription Agreement, who is resident in the jurisdiction set out as the “Disclosed Beneficial Purchaser’s Residential Address” and who complies with paragraph (i) of subsection 4(f) hereof as if all references therein were to the Disclosed Beneficial Purchaser rather than to the Subscriber and the Subscriber has concurrently executed and delivered a Representation Letter in the form attached hereto as Exhibit 1 and Appendix A on behalf of such Disclosed Beneficial Purchaser; or

(ii)

deemed to be purchasing as principal under NI 45-106 because it is an “accredited investor” as such term is defined in paragraphs (p) or (q) of the definition of “accredited investor” in NI 45-106 and reproduced in Appendix A to Exhibit 1 of this Subscription Agreement and has concurrently executed and delivered a Representation Letter in the form attached hereto as Exhibit 1 and has initialled Appendix A thereto indicating that the Subscriber satisfies one of the categories of “accredited investor” set out in paragraphs (p) or (q) of Appendix A thereto;

(i)

if the Subscriber or any other purchaser for whom it is acting hereunder is resident in or otherwise subject to the applicable securities laws of a jurisdiction outside of Canada, it has concurrently executed and delivered a Representation Letter in the form attached to this Subscription Agreement as Exhibit 2 and will provide such evidence of compliance with all matters described in such Representation Letter as the Corporation or its counsel may request;

(j)	it acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Preferred Shares;

(ii)	there is no government or other insurance covering the Preferred Shares;

(iii)	there are risks associated with the purchase of the Preferred Shares;

(iv)

there are restrictions on the Subscriber’s ability to resell the Preferred Shares and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Preferred Shares;

(v)

the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus under the Securities Act (Ontario) and other applicable securities laws of each other province and territory of Canada and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario) and other applicable securities laws of each other province and territory of Canada, including statutory rights of rescission or damages, will not be available to the Subscriber; and

(vi)

the certificate representing the Preferred Shares will be endorsed with a legend stating that such securities will be subject to restrictions on resale in accordance with applicable securities legislation;

(k)

the Preferred Shares have not been offered to the Subscriber (or any person on whose behalf the Subscriber is contracting) in the United States, and any person making the order to purchase the Preferred Shares and executing and delivering this Subscription Agreement was not in the United States when the order was placed and this Subscription Agreement was executed and delivered, unless such person is a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States signing on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a Disclosed Beneficial Purchaser which is not in the United States or a U.S. Person (as described below);

(l)

it is not a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Preferred Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person;

(m)

it is aware that the Preferred Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that these securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Preferred Shares;

(n)

it undertakes and agrees that it will not offer or sell any of the Preferred Shares in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Preferred Shares, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;

(o)	it has not purchased the Preferred Shares as a result of any form of directed selling efforts in the United States, as such term is defined in Regulation S under the U.S. Securities Act;

(p)

it understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a “foreign issuer”, as such term is defined in the U.S. Securities Act, (ii) may not, at the time the Subscriber sells the Preferred Shares or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer;

(q)

it pre-existed the offering of the Preferred Shares and has a bona fide business purpose other than the investment in the Preferred Shares and was not created, formed or established solely or primarily to acquire securities, or to permit purchases of securities without a prospectus, in reliance on an exemption from the prospectus requirements of applicable securities legislation;

(r)

it has the legal capacity to enter into and be bound by this Subscription Agreement and further certifies that all necessary approvals of directors, trustees, fiduciaries, shareholders, partners, stakeholders, holders of voting securities or otherwise have been given and obtained;

(s)

the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber (or any person on whose behalf the Subscriber is contracting), or if the Subscriber (or any person on whose behalf the Subscriber is contracting) is not a natural person, any of such person’s constating documents, or any agreement to which such person is a party or by which it is bound;

(t)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber;

(u)

in the case of a subscription by it for Preferred Shares acting as agent for a principal, it is duly authorized to execute and deliver this Subscription Agreement and all other necessary documentation in connection with such subscription on behalf of such principal and this Subscription Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes a legal, valid and binding agreement of, such principal;

(v)

it has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Preferred Shares and is able to, and agrees to, bear the economic risk of loss of its investment or, where it is not purchasing as principal, each beneficial purchaser is able to, and agrees to, bear the economic risk of loss of its investment;

(w)

except for the representations and warranties made by the Corporation to the Subscriber in this Subscription Agreement, it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation, such publicly available information having been delivered to the Subscriber without independent investigation or verification, and agrees that the Corporation assumes no responsibility or liability of any nature whatsoever for the accuracy, adequacy or completeness of the publicly available information or as to whether all information concerning the Corporation required to be disclosed by the Corporation has been generally disclosed;

(x)	acknowledges that the Corporation’s counsel are acting as counsel to the Corporation and not as counsel to the Subscriber (or any person on whose behalf the Subscriber is contracting);

(y)

if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Preferred Shares, including, without limitation: (A) this Subscription Agreement; and (B) if the Subscriber, or if applicable, the Disclosed Beneficial Purchaser, is an accredited investor, a Representation Letter in the form attached as Exhibit 1 hereto;

(z)

the acquisition of the Preferred Shares hereunder by the Subscriber (and each person on whose behalf the Subscriber is contracting) will not result in the Subscriber (or any such person) becoming a “control person” in respect of the Corporation, as defined under applicable securities laws;

(aa)	the Subscriber is not purchasing the Preferred Shares with knowledge of any material information or material change concerning the Corporation that has not been generally disclosed;

(bb)

other than as set out in the share terms attached as Exhibit 3 hereto, no person has made to the Subscriber (or any person on whose behalf the Subscriber is contracting) any written or oral representations (i) that any person will resell or repurchase the Preferred Shares, or (ii) that any person will refund the purchase price of the Preferred Shares, or (iii) as to the future price or value of the Preferred Shares;

(cc)

the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation and TSX Trust Company of Canada (the “Escrow Agent”) hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation and the Escrow Agent if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation and the Escrow Agent with appropriate information in connection therewith; and

(dd)

the Subscriber (including any person on whose behalf the Subscriber is contracting) has been encouraged to obtain independent legal, income tax and investment advice with respect to this subscription for Preferred Shares and accordingly, has had the opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber (and each person on whose behalf the Subscriber is contracting) for purposes of giving representations, warranties and covenants under this Subscription Agreement.

Closing

5

Closing this subscription for Preferred Shares (the “Closings”) will be completed electronically or at the offices of Norton Rose Fulbright Canada LLP in the City of Toronto, Ontario, in the case of Tranche 1 Subscription at 8:00 a.m. (Toronto Time) or such other time as agreed to by the parties (the “Tranche 1 Closing Time”) on June 1, 2023, or such other date agreed to by the parties (the “Tranche 1 Closing Date”), and in the case of Tranche 2 Subscription at the actual time (Toronto Time) (the “Tranche 2 Closing Time”) on the day the Escrow Release Notice (as such term is defined in the Escrow Agreement) is delivered by the Corporation to each of the Escrow Agent and the Subscriber (the “Tranche 2 Closing Date”), in each case, against delivery of certificates or by other electronic evidence of ownership representing the Preferred Shares.

6

The Subscriber’s obligation to purchase the Preferred Shares at each of the Tranche 1 Closing Time on the Tranche 1 Closing Date and the Tranche 2 Closing Time on the Tranche 2 Closing Date shall be subject to the following conditions:

(a)	each of the representations and warranties of the Corporation contained in this Agreement are accurate as at the Tranche 1 Closing Time and the Tranche 2 Closing Time, as applicable;

(b)	all covenants and agreements of the Corporation contained in this Agreement have been performed or completed by the Corporation;

(c)	the Corporation, Escrow Agent and Subscriber shall have entered into the Escrow Agreement;

(d)	there is no order in effect that temporarily or permanently prohibits the completion of the transactions contemplated by this Subscription Agreement; and

(e)	the Offering has been conditionally approved by the Toronto Stock Exchange.

In addition, the Subscriber’s obligation to purchase the Preferred Shares under the Tranche 2 Subscription shall be subject to the Subscriber receiving a copy of the Escrow Release Notice from the Corporation concurrently with the delivery of the Escrow Release Notice by the Corporation to the Escrow Agent.

7

The Corporation’s obligations to sell the Preferred Shares to the Subscriber at each of Tranche 1 Closing Time and Tranche 2 Closing Time on Tranche 1 Closing Date or Tranche 2 Closing Date, as the case may be, shall be subject to the following conditions:

(a)	each of the representations and warranties of the Subscriber contained in this Agreement is accurate as at the Tranche 1 Closing Time and the Tranche 2 Closing Time, as applicable;

(b)	all covenants and agreements of the Subscriber contained in this Agreement have been performed or completed in all material respects by the Subscriber;

(c)	the Corporation, Escrow Agent and Subscriber shall have entered into the Escrow Agreement;

(d)	there is no order in effect that temporarily or permanently prohibits the completion of the transactions contemplated by this Subscription Agreement; and

(e)	the Offering has been conditionally approved by the Toronto Stock Exchange.

8

At the Tranche 1 Closing Time, the Subscriber shall wire (i) USD$11,500,000 to, or to the direction of, the Corporation and (ii) USD$13,500,000 to the Escrow Agent in accordance with the terms of the escrow agreement among the Corporation, the Subscriber and the Escrow Agent (the “Escrow Agreement”) and the Corporation shall issue 11,500,000 Preferred Shares.

9	At the Tranche 2 Closing Time, the Corporation shall issue 13,500,000 Preferred Shares to the Subscriber.

10

The Corporation shall be entitled to rely on an executed copy of this Subscription Agreement delivered electronically (including email), and acceptance by the Corporation of such executed copy of this Subscription Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

Covenants

11

The Subscriber hereby covenants and agrees that it shall not have the right to vote the Preferred Shares at the special meeting of shareholders of the Corporation scheduled for June 14, 2023 or at any adjournment or postponement thereof (the “Meeting”). The Subscriber also hereby waives any right to dissent in respect of the special resolution approving an arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Corporation and Tilray Brands, Inc. (the “Arrangement Resolution”).

12

The Subscriber hereby covenants and agrees that if it is required or permitted to vote by court order or otherwise, the Subscriber will vote all of its Preferred Shares held as of the record date for voting at the Meeting (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Pending Arrangement and (ii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Pending Arrangement.

13

The Subscriber hereby covenants and acknowledges that, as set out in further detail in the articles of the Corporation, unless otherwise approved by the Toronto Stock Exchange, the Subscriber and any subsequent holder of Series 1 Preferred Shares shall be entitled to convert only such number of Series 1 Preferred Shares as would result in the Subscriber or other holder of Series 1 Preferred Shares owning no more than 9.9% of the issued and outstanding Common Shares after giving effect to the conversion.

General

14

The Subscriber, on its own behalf and (if applicable) on behalf of others for whom it is contracting hereunder, agrees that the representations, warranties and covenants of the Subscriber herein will be true and correct both as of the Subscriber’s execution of this Subscription Agreement and as of Tranche 1 Closing Time and Tranche 2 Closing Time, as applicable, and will survive the completion of the issuance of the Preferred Shares. The representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon by the Corporation and its counsel in determining the eligibility of a purchaser of the Preferred Shares and the Subscriber agrees to indemnify and save harmless the Corporation its respective affiliates, shareholders, directors, officers, employees and counsel against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur which are caused or arise from a breach thereof. The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the respective Closing Time.

15	The obligations of the parties hereunder are subject to acceptance of the terms of the Offering by the Toronto Stock Exchange, the Nasdaq and any other required regulatory approvals.

16

The Subscriber acknowledges that this Subscription Agreement, Exhibits 1, 2 and Appendix A require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility (or that of any Disclosed Beneficial Purchaser) to purchase the Preferred Shares under applicable securities laws, preparing and registering certificates representing the Preferred Shares to be issued to the Subscriber and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information (and that of any Disclosed Beneficial Purchaser) will be included in closing books prepared in connection with the Offering and may be disclosed by the Corporation to: (i) stock exchanges and/or securities regulatory authorities (including the OSC and other relevant securities commissions); (ii) the Corporation’s registrar and transfer agent; (iii) Canadian tax authorities; (iv) any of the other parties involved in the Offering, including legal counsel; and (v) other parties subsequent to the Offering, including legal counsel, reviewing closing books prepared in connection with the Offering. By executing this Subscription Agreement, the Subscriber (on its own behalf and on behalf of any Disclosed Beneficial Purchaser for whom it is contracting hereunder):

(a)	consents to the foregoing collection, use and disclosure of the Subscriber’s (and any Disclosed Beneficial Purchaser’s) personal information;

(b)

consents to the filing of copies or originals of any of the Subscriber’s documents delivered in connection with this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby and expressly consents to the collection, use and disclosure of the Subscriber’s (and any Disclosed Beneficial Purchaser’s) personal information by the Toronto Stock Exchange for the purposes identified by such exchange, from time to time; and

(c)

acknowledges that it has been notified by the Corporation (i) of the requirement to deliver to the Ontario Securities Commission (the “OSC”) the full name, residential address and telephone number of the purchaser of the securities, the number and type of securities purchased, the total purchase price, the exemption relied upon and the date of distribution; (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation; (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) that the Administrative Support Clerk can be contacted at Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, or at (416) 593-3684, and can answer any questions about the OSC’s indirect collection of this information.

17

The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Preferred Shares to the Subscriber shall be borne by the Subscriber.

18

The Subscriber acknowledges that it has consented to and requested that all documents evidencing or relating in any way to the sale of the Preferred Shares be drawn up in the English language only. Le soussigné reconnaît par les présentes avoir consenti et exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente d’actions soient rédigés en anglais seulement.

19

The contract arising out of this Subscription Agreement and all documents relating thereto is governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

20	Time is of the essence hereof.

21

This Subscription Agreement (including the exhibits) represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

22

The terms and provisions of this Subscription Agreement are binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided that, except for as otherwise herein provided, this Subscription Agreement is not assignable by any party hereto without prior written consent of the other parties.

23

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

24

Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

25	The invalidity, illegality or unenforceability of any provision of this Subscription Agreement does not affect the validity, legality or enforceability of any other provision hereof.

26

The headings used in this Subscription Agreement have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Subscription Agreement or any provision hereof.

27	The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

28	In this Subscription Agreement (including exhibits), references to “$” are to Canadian dollars, unless otherwise noted.

EXHIBIT 1

REPRESENTATION LETTER

TO:	HEXO Corp. (the “Corporation”)

(Capitalized terms not specifically defined in this Exhibit have the meaning ascribed to them in the Subscription Agreement to which this Exhibit is attached)

In connection with the execution by the undersigned Subscriber of the Subscription Agreement which this Representation Letter forms a part of, the undersigned Subscriber hereby represents, warrants, covenants and certifies to the Corporation that:

1.

the undersigned Subscriber is resident in the jurisdiction set out as the “Subscriber’s Address” on the face page of the Subscription Agreement and if the undersigned Subscriber is purchasing as agent for a Disclosed Beneficial Purchaser, the Disclosed Beneficial Purchaser is resident in the jurisdiction set out as the “Disclosed Beneficial Purchaser’s Residential Address” on the face page of the Subscription Agreement;

2.

the undersigned Subscriber is either (a) purchasing the Preferred Shares as principal for its own account, (b) deemed to be purchasing the Preferred Shares as principal in accordance with subsection 2.3(2) or (4) of National Instrument 45-106 Prospectus Exemptions (NI 45-106), or (c) acting as agent for a Disclosed Beneficial Purchaser who is purchasing the Preferred Shares as principal for its own account;

3.

the undersigned Subscriber (or if the undersigned Subscriber is purchasing as agent for a Disclosed Beneficial Purchaser, the Disclosed Beneficial Purchaser) is an “accredited investor” within the meaning of NI 45-106 or the Securities Act (Ontario), where applicable, by virtue of satisfying the indicated criterion as set out in Appendix A to this Representation Letter;

4.

the undersigned Subscriber (or if the undersigned Subscriber is purchasing as agent for a Disclosed Beneficial Purchaser, the Disclosed Beneficial Purchaser) was not created, and is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

5.

upon execution of this Representation Letter by the undersigned Subscriber, this Representation Letter, including Appendix A hereto, shall be incorporated into and form a part of the Subscription Agreement.

Dated: June 1, 2023

BPY LIMITED.

By:	(signed) Jason Jagessar
Signature

Jason Jagessar
Print name of Signatory (if different from the Subscriber)

Director
Title

IMPORTANT: PLEASE INITIAL THE APPLICABLE PROVISION(S) IN APPENDIX A ON THE FOLLOWING PAGES

APPENDIX A

TO EXHIBIT 1

NOTE: PLEASE MARK YOUR INITIALS BESIDE THE APPLICABLE CATEGORY OR CATEGORIES OF “ACCREDITED INVESTOR” TO WHICH YOU BELONG.

Accredited Investor means:

(a)

(i) except in Ontario, a Canadian financial institution, or a Schedule III bank;

(ii) in Ontario, (A) a bank listed in Schedule I, II or III to the Bank Act (Canada); (B) an association to which the Cooperative Credit Association Act (Canada) applies or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act; or (C) a loan corporation, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative or credit union league or federation that is authorized by a statute of Canada or Ontario to carry on business in Canada or Ontario, as the case may be;

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer;

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000 (execution of Form 45-106 F9 required);

(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000; or

(k)	an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year (execution of Form 45-106 F9 required);

(Note: if individual accredited investors wish to purchase through wholly-owned holding companies or similar entities, such purchasing entities must qualify under section (t) below, which must be initialled.)

(Note: For the purposes of sections (j) and (j.1) “financial assets” means cash, securities, or a contract of insurance, a deposit or an evidence of deposit that is not a security for the purposes of security legislation. “Related assets” means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets or liabilities that are secured by financial assets).

	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000 (execution of Form 45-106 F9 required);

	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

X	(n)	an investment fund that distributes or has distributed its securities only to

(i) a person that is or was an accredited investor at the time of the distribution,

(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 minimum amount investment or 2.19 additional investment in investment funds of NI 45-106,

(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 investment fund reinvestment of NI 45-106;

	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

	(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in NI 45-106);

	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser;

	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor; or

	(w)	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investors former spouse.

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For the purposes of this certificate and the Subscription Agreement:

“Affiliate” means an issuer connected with another issuer because

(x)	one of them is the subsidiary of the other, or

(y)	each of them is controlled by the same person.

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

“Control person” has the same meaning as in securities legislation;

“Director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company; and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

“Eligibility adviser” means

(a)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed; and

(b)

in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

“Executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president;

(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(c)	performing a policy-making function in respect of the issuer;

3

“Financial assets” means

(a)	cash;

(b)	securities, or

(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“Foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

“Founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the distribution or trade is actively involved in the business of the issuer,

“Fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“Holding entity” means a person that is controlled by an individual;

“Individual” means a natural person, but does not include

(a)	a partnership, unincorporated association, unincorporated syndicate, unincorporated organization or a trust, or

(b)	a natural person in the person’s capacity as trustee, executor, administrator or other legal personal representative;

“Insider” means: (a) a director or an officer of an issuer; (b) a director or an officer of a person that is itself an insider or a subsidiary of an issuer; (c) a person that has (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of an issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution; (d) an issuer that has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; (e) a person designated as an insider in an order made under the applicable securities legislation; or (f) a person that is in a prescribed class of persons;

“Investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

“Jurisdiction” means a province or territory of Canada except when used in the term “foreign jurisdiction”

“Local jurisdiction” means the jurisdiction in which the applicable Canadian securities regulatory authority is situate

“Mutual fund” has the meaning ascribed to it under the securities legislation of the local jurisdiction

“Non-redeemable investment fund” means an issuer

(a)	whose primary purpose is to invest money provided by its securityholders,

4

(b)	that does not invest:

(i)	for the purpose of exercising or seeking control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(ii)	for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(c)	that is not a mutual fund

“Person” includes

(a)	an individual

(b)	a corporation

(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative

“Promoter” means a person who (a) acting alone or in concert with one or more other persons, directly or indirectly, takes initiative in founding, organizing or substantially reorganizing the business of the issuer, or (b) in connection with the founding, organization or substantial reorganization of the business of the issuer, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the issuer’s own securities or 10% or more of the proceeds from the sale of a class of the issuer’s own securities of a particular issue, but does not include a person who (c) receives securities or proceeds referred to in paragraph (b) solely (i) as underwriting commissions, or (ii) in consideration for property, and (d) does not otherwise take part in founding, organizing or substantially reorganizing the business;

“Registrant” other than for the purposes of Form 45-109F9 (Appendix B to Exhibit 1), means a person registered or required to be registered under the Securities Act (Ontario)

“Regulatory Authority” means, for the local jurisdiction, the person referred to in Appendix D of National Instrument 14-101 opposite the name of the local jurisdiction

“Related entity” means, for an issuer, a person that control or is controlled by the issuer or that is controlled by the same person that controls the issuer

“Related liabilities” means

(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b)	liabilities that are secured by financial assets

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada)

“Spouse” means an individual who,

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

5

(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“Subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary

“Control”

Other than in respect of the definitions of “holding entity” or “related entity” above, a person (first person) is considered to control another person (second person) if:

(a)

the first person beneficially owns, or directly or indirectly, exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation

(b)	the second person is a partnership, other than a limited partnership, and first person holds more than 50% of the interests of the partnership, or

(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person

In respect of the definitions of “holding entity” and “related entity” above, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of

(a)	ownership of or direction over voting securities in the second person

(b)	a written agreement or indenture

(c)	being the general partner or controlling the general partner of the second person, or

(d)	being a trustee of the second person.

All monetary references are in Canadian Dollars

6

EXHIBIT 2

REPRESENTATION LETTER

TO:	HEXO CORP. (the “Corporation”)

(Capitalized terms not specifically defined in this Exhibit have the meaning ascribed to them in the Subscription Agreement to which this Exhibit is attached)

In connection with the execution by the undersigned Subscriber of the Subscription Agreement which this Representation Letter forms a part of, the undersigned Subscriber hereby represents, warrants, covenants and certifies to the Corporation that:

1.

The undersigned Subscriber and (if applicable) any other purchaser for whom it is acting hereunder, is resident in the jurisdiction set out as the “Subscriber’s Address” on the face page of the Subscription Agreement (the “Foreign Jurisdiction”) and the undersigned Subscriber certifies that it and (if applicable) any other purchaser for whom it is acting hereunder is not resident in or otherwise subject to applicable securities laws of any province or territory of Canada.

2.

The undersigned Subscriber and (if applicable) any other purchaser for whom it is acting hereunder, is a purchaser which is purchasing the Preferred Shares pursuant to an exemption from any prospectus or securities registration or similar requirements under the applicable securities laws of the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject.

3.

The purchase of Preferred Shares by the Subscriber, and any other purchaser for whom it is acting hereunder, does not contravene any of the applicable securities laws in the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject and does not result in: (i) any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document; or (ii) any obligation of the Corporation to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such purchase or otherwise; or (iii) any registration or other obligation on the part of the Corporation under the applicable securities laws in the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject.

4.	The Preferred Shares are being acquired for investment purposes only and not with a view to the resale or distribution of all or any of the Preferred Shares.

5.

The Subscriber, and any other purchaser for whom it is acting hereunder, are knowledgeable of, and have been independently advised as to, the securities laws of the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject.

6.	Upon execution of this Exhibit by the undersigned Subscriber, this Exhibit shall be incorporated into and form a part of the Subscription Agreement.

Dated: June 1, 2023

BPY Limited
Print name of Subscriber

By:	(signed) Jason Jagessar
Signature

Jason Jagessar
Print name of Signatory (if different from the Subscriber)

Director
Title

2

EXHIBIT 3

SHARE TERMS OF SERIES 1 PREFERRED SHARES

[See attached.]

5. Shares and Provisions (if applicable)

Complete this section only if you are amending the Shares and Provisions

Description of Changes to Classes of Shares

The corporation amends the Description of Classes of Shares as follows (please be specific):

1

To create a first series of Special Shares which shall consist of an unlimited number of shares designated as Series 1 Preferred Shares and which, in addition to the rights, privileges, restrictions and conditions attached to the Special Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions as set out in these Articles.

2	To declare that effective upon the issuance of the Certificate of Articles of Amendment, as provided herein, the authorized capital of the Corporation shall consist of:

(a)	an unlimited number of Common Shares;

(b)	an unlimited number of Special Shares, issuable in series;

(c)	an unlimited number of Series 1 Preferred Shares,

and all other references to authorized and unissued share capital inconsistent with the foregoing, are cancelled.

3	To provide that the Series 1 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1

Description of Changes to Rights, Privileges, Restrictions and Conditions

The corporation amends the Rights, Privileges, Restrictions and Conditions as follows (please be specific):

The rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares shall be as follows:

SERIES 1 PREFERRED SHARES

(a)	Dividends

The holders of Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, out of the monies of the Corporation properly applicable to the payment of dividends, non-cumulative dividends, in such amount and at such rate as the directors may from time to time determine.

(b)	Voting

Except as provided in the Business Corporations Act (Ontario) (the “Act”), the holders of the Series 1 Preferred Shares shall not be entitled to receive notice of or to attend or vote at meetings of the shareholders of the Corporation.

(c)	Rights on Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), reduction of capital or other distribution of its assets among the shareholders by way of repayment of capital, the holders of the Series 1 Preferred Shares shall be entitled to receive in respect of each such share, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, an amount equal to the Redemption Price (as hereinafter defined) and no more.

(d)	Automatic Redemption

Subject to Act, the Corporation shall automatically redeem all of the issued and outstanding Series 1 Preferred Shares for an amount per share equal to the Redemption Price on the earlier of (i) the 12-month anniversary of the issue date of such Series 1 Preferred Shares, and (ii) the 30th day following the Special Meeting (as hereinafter defined) (such date, the “Redemption Date”). On the Redemption Date, the Corporation shall redeem all Series 1 Preferred Shares and all rights with respect to such shares shall immediately terminate, except only the right of the holders to receive the Redemption Price without interest which Redemption Price shall, if the Series 1 Preferred Shares are uncertificated, be paid promptly, and if such Series 1 Preferred Shares are certificated, be paid on presentation and surrender of the certificate(s) for the Series 1 Preferred Shares so redeemed. Such payment shall be made by delivery to such holder of a cheque or, at the option of the Corporation, by way of wire transfer. From and after the Redemption Date, such Series 1 Preferred Shares shall not be entitled to exercise any of the rights of holders of Series 1 Preferred Shares in respect unless payment of the said Redemption Price is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the Series 1 Preferred Shares so called for redemption, whichever is later, in which case the rights of the holder of the said Series 1 Preferred Shares shall remain unaffected until payment in full of the Redemption Price. The Corporation shall give 10 days written notice to the holders of the Series 1 Preferred Shares of the Redemption Date.

(e)	Conversion

The holders of Series 1 Preferred Shares shall have the right, at the option of the holder, at any time during the ten day period following the delivery of the Conversion Eligibility Notice, to give written notice in the form of Exhibit “A” together with the presentation and surrender of the certificate(s) for the Series 1 Preferred Shares to be so converted (the “Conversion Notice”) requiring the Company to convert each Series 1 Preferred Shares into such number of fully paid and non-assessable Common Shares as is equal to the

1

Redemption Price divided by the VWAP provided that unless otherwise approved by the Toronto Stock Exchange the holder of the Series 1 Preferred Share shall be entitled to convert only such number of Series 1 Preferred Shares as would result in the holder and persons acting in combination or in concert with it owning no more than 9.9% of the issued and outstanding Common Shares after giving effect to the conversion.

On the Conversion Date, the Common Shares issuable upon conversion of the specified Series 1 Preferred Shares shall be deemed to be outstanding as of 10:00 a.m. on the Conversion Date and at such time and all rights with respect to the Series 1 Preferred Shares so converted shall immediately terminate. The Corporation shall, as soon as practicable and in any event within one business day after the Conversion Date, deliver, a certificate or DRS statement for the number of Common Shares issuable upon such conversion.

If the Arrangement Agreement is terminated, the Corporation shall promptly give written notice (the “Conversion Eligibility Notice”) to the holders of the Series 1 Preferred Shares of such termination and whether or not any regulatory (including stock exchange approval) or related shareholder approvals are required. If any shareholder approvals are required to effect the conversion, the Corporation shall convene a special meeting for the purpose of obtaining such approvals, such meeting to be called within 30 days of the termination of the Arrangement Agreement and held within 45 days of the public announcement of such meeting (the “Special Meeting”).

(f)	No Voting or Dissent Rights in Respect of Arrangement

For greater certainty, holders of the Series 1 Preferred Shares shall not benefit from or be entitled to exercise any voting rights or rights of dissent in respect of or in connection with the plan of arrangement contemplated by the Arrangement Agreement.

(g)	Other

Notwithstanding the foregoing, in addition, as long as any shares of Series 1 Preferred Shares are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series 1 Preferred Shares, voting as a separate class, (i) alter or change the powers, preferences or rights of the Series A Preferred Stock so as to affect them adversely, (ii) amend the Articles of Incorporation or other charter documents in a manner adverse to the holders, (iii) increase the number of authorized shares of Series 1 Preferred Shares, or (iv) enter into any agreement with respect to any of the foregoing.

(h)	Definitions

Conversion Date means (i) if the conversion requires regulatory (including stock exchange approval) or related shareholder approvals, the date that such required regulatory (including stock exchange approval) or related shareholder approval is obtained and (ii) in all other cases, the date the Conversion Notice is received by the Corporation.

Redemption Price in respect of a Series 1 Preferred Share at any time means an amount equal to US$1.22 per share.

Arrangement Agreement means an arrangement agreement entered into between Tilray Brands, Inc. and the Corporation dated April 10, 2023, as amended from time to time.

VWAP means the 5 day volume-weighted average trading price of the Common Shares on the Nasdaq (or such other stock exchange on which, at the relevant time, the primary trading in the Common Shares occurs) ending on the date that the Conversion Notice is received by the Corporation.

2

Exhibit “A”

Conversion Notice

To: HEXO Corp. (the “Company”)

Date: ___

The undersigned holder of [insert number] Series 1 Preferred Shares hereby gives notice to the Company that it requires the Company to convert [insert number] Series 1 Preferred Shares into such number of fully paid and non-assessable Common Shares as is equal to the Redemption Price divided by the VWAP (each as defined in the Company’s articles), provided that unless otherwise approved by the Toronto Stock Exchange, the number of Series 1 Preferred Share to be converted shall be reduced to such number of Series 1 Preferred Shares as would result in the holder and persons acting in combination or in concert with it owning no more than 9.9% of the issued and outstanding Common Shares after giving effect to the conversion and any Series 1 Preferred Shares not so converted will remaining outstanding.

In furtherance of hereof, the undersigned hereby certifies:

1. that it, and persons acting in combination or in concert with it, hold [insert number] Series 1 Preferred Shares and [insert number] Common Shares;

2. it has made all reasonable inquiries to ensure that the information provided in this Conversion Notice is accurate

Dated this [day] day of [month], [year]

[insert signature block]

Acknowledged and agreed by [by the transfer agent or a senior officer, on behalf of the Company] who hereby certifies it has taken reasonable steps and precautions to verify the foregoing and that, to be best of the undersigned’s knowledge, such information is accurate.

Dated this [day] day of [month], [year]

[insert signature block]

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